SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2006
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
          Form 20-F ☒            Form 40-F ☐
          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
          Yes ☐            No ☒
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.)

FOR IMMEDIATE RELEASE
For more information contact:
Thomas Witom       News and Information            (847) 955-3939
CNH TO CONSOLIDATE
THREE PARTS DEPOTS INTO CENTRAL FACILITY
Action intended to improve dealer and customer service, improve efficiency and reduce costs.
LAKE FOREST, Ill. (April. 4, 2006) – CNH Global N.V. (NYSE: CNH) today announced its intent to move forward with plans to consolidate three of its parts depots into one newer and more strategically located facility.
It will result in the closure of CNH-operated parts distribution operations in St. Paul, Minn. and Kansas City, Kan. and discontinuation of use of a third-party-operated facility in Omaha, Neb. Parts distribution operations will be handled through a new, larger and more modern facility in Cameron, Mo. Details that still need to be worked out include approval of a community development block grant and other funding incentives. The company is also engaged in discussions with unions representing employees at the affected facilities.
According to Jim Sharp, President CNH Parts & Service, this action represents continuation of the second phase of a previously announced global plan to improve dealer and customer service, improve efficiency and reduce overall logistics costs of the company’s parts distribution network.

“The site being considered is strategically located near the convergence of several interstates, which makes it a logistics and transportation hub,” Sharp said. “Equally important is that the facility is large and expandable, which is key to our ability to meet the needs of our customers and dealers moving forward.”
The two CNH-operated parts distribution centers each currently employ approximately 40 people. The new facility is expected to employ between 120 and 150 employees, depending on seasonal fluctuations. It provides parts and service to support the company’s Case IH and New Holland agricultural equipment and Case and New Holland construction equipment brands.
The tentative transition plan is expected to take 12 to 15 months to execute.
# # #
CNH Case New Holland is a world leader in the fields of agricultural and construction equipment. Supported by 11,800 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brands with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its Case and New Holland products can be found on line at www.cnh.com.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Roberto Miotto
Roberto Miotto
Senior Vice President, General Counsel and Secretary

April 4, 2006